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Alternative Investment
Strategies

WORLD MONITOR TRUST--
SERIES B

MONTHLY REPORT/
SEPTEMBER 27, 2002

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(Logo) Prudential Financial

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         WORLD MONITOR TRUST--SERIES B
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Dear Interest Holder:

Enclosed is the report for the period from August 31, 2002 to September 27, 2002 for the World Monitor Trust--Series B ('Series B'). The net asset value of an interest as of September 27, 2002 was $127.40, an increase of 2.67% from the August 30, 2002 value of $124.09. The calendar year-to-date return for Series B was an increase of 17.34% as of September 27, 2002. Additionally, the return for the period from June 29, 2002 to September 27, 2002 was an increase of 9.83%.

Quarterly Market Overview
Throughout the third quarter of 2002, household wealth continued to decrease as the result of pervasive declines in global equity markets and uncertainty regarding worldwide economies. As a result, U.S. consumer spending, which helped boost U.S. economic growth in the past, was adversely impacted. Additionally, the higher cost of equity capital, heightened degree of risk aversion and uncertainty regarding debt and equity markets further inhibited consumer and business investment worldwide. In the U.S., decreasing wealth stemming from losses on equities were offset, in part, by continuing increases in home equity values. Low mortgage interest rates remained a key factor in sustaining the housing market at a relatively elevated level. Fears of slowing global economies resulted in major declines in long-term interest rates and bond markets surged. Foreign economies followed the lead of the U.S. with persistent weakness evident in European, Asian and Latin American economies, particularly in Japan and Brazil.

In the interest rate sector, negative economic news throughout the quarter coupled with significant downturns in world equity markets and disappointing corporate profits caused a flight to quality into bond markets around the world. The U.S. Federal Reserve Bank left interest rates unchanged at 1.75% in its two meetings this quarter, switching its economic outlook for the near future from 'uncertain' to a bias toward 'economic weakness'. The European Central Bank left short-term interest rates unchanged as well. The Japanese bond market was particularly strong as the Japanese economy continued to struggle with recession and investors fled to bonds for safety.

The S&P 500 fell 17.63%, the Dow Jones Industrial Average decreased 17.87% and the London FTSE dropped 20.07% for the quarter as investor confidence collapsed in response to continued concerns about accounting transparency, government investigations, heightened tension in the Middle East, and decreased corporate sales and profits. In Japan, the Nikkei Index hit new lows as the economy continued to struggle with structural problems and the Japanese government prepared new fiscal policy initiatives.

In foreign exchange markets, the U.S. dollar began the quarter down against many foreign currencies, but reversed its trend towards quarter-end. The euro surpassed parity with the U.S. dollar early in the quarter as investors' desire for U.S. assets decreased, but ended the quarter lower. The British pound rose against the U.S. dollar early in the quarter amid perceived strength in the British economy, while the Japanese yen weakened as worries regarding the Japanese economy persisted.

Energy markets continued their upward climb as fears of impending war with Iraq pushed crude oil prices up significantly. Crude oil rose from the low $20's per barrel earlier in the year to approximately $30 a barrel at quarter-end.

Gold and other precious metals soared throughout most of the quarter in response to weaknesses in the U.S. dollar and global equity markets and instability in the Middle East. In commodities markets, drought in the Mid-Western United States drove price increases in corn, wheat and soybean markets. Cocoa prices soared as supply deficits and violence in the Ivory Coast pushed the markets to sixteen-year highs.

Quarterly Performance of Series B
The following is a summary of performance for the major sectors in which Series B traded:

Interest rates (+): Interest rate instruments rose throughout the quarter in response to weak economies and poor equity market performance worldwide. Long positions in U.S., European and Japanese bonds resulted in gains.

Indices (+): Short positions in the S&P 500, Euro DAX and NASDAQ resulted in gains as weak economic data and disappointing earning reports pressed global equity markets downward throughout the quarter.

Energies (+): Energy prices rallied amid speculation of imminent war with Iraq and seasonal demand pressure. Long natural gas positions resulted in gains.

Currencies (-): The U.S. dollar reversed its downward trend against many foreign currencies toward quarter-end resulting in losses for long euro, Japanese yen, Swiss franc and Australian dollar positions.

Metals (-): Weak economic conditions caused price declines in industrial metals resulting in losses for long copper positions. Short gold positions incurred losses as precious metal prices rose in response to uncertainty in the Middle East and the weak global economy.

The estimated net asset value per interest as of October 30, 2002 was $117.55. Past performance is not necessarily indicative of future results.

Should you have any questions, please contact your Prudential Securities Financial Advisor. For account status inquiries, contact Prudential Securities Client Services at (212) 778-2443.

          Sincerely yours,

          Eleanor L. Thomas
          President and Director
          PRUDENTIAL SECURITIES
          FUTURES MANAGEMENT INC.

Please note that the value which appears on your Prudential Securities statement is an estimated value at calendar month-end. The actual value as of the last Friday of the month is contained in this report.

STATEMENT OF OPERATIONS
--------------------------------------------------------------
For the period from August 31, 2002 to
 September 27, 2002
Revenues:
Realized gain on commodity transactions...........    $343,571
Change in unrealized commodity positions..........     (16,293)
Interest income...................................      15,763
                                                      --------
                                                       343,041
                                                      --------
Expenses:
Commissions.......................................      60,726
Management fee....................................      15,648
                                                      --------
                                                        76,374
                                                      --------
Net gain..........................................    $266,667
                                                      --------
                                                      --------

STATEMENT OF CHANGES IN NET ASSET VALUE
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For the period from August 31, 2002 to
 September 27, 2002
                                                          Per
                                            Total       Interest
                                         -----------    -------
Net asset value at beginning of period
 (81,175.780 interests)................  $10,073,475    $124.09
Net gain...............................      266,667
Redemptions............................     (188,639)
                                         -----------
Net asset value at end of
 period (79,681.819 interests).........  $10,151,503     127.40
                                         -----------
                                         -----------
                                                        -------
Change in net asset
 value per interest.................................    $  3.31
                                                        -------
                                                        -------
Percentage change...................................       2.67%
                                                        -------
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I hereby affirm that, to the best of my knowledge and belief, the information contained herein relating to World Monitor Trust--Series B is accurate and complete.

                         PRUDENTIAL SECURITIES FUTURES
                                MANAGEMENT INC.

                               by: Steven Weinreb
                            Chief Financial Officer